[redacted]

14040156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDERS MORRIS HARRIS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nate Jencks (703) 227-0546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2010 Corporate Ridge, Suite 400	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

SUSAN EVA BAILEY
MY COMMISSION EXPIRES
March 8, 2016

Susan Eva Bailey

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

Sanders Morris Harris Inc.

December 31, 2013

Contents

GrantThornton

Audit • Tax • Advisory

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Sanders Morris Harris Inc.

We have audited the accompanying consolidated financial statements of Sanders Morris Harris Inc. (a Texas corporation and wholly owned subsidiary of The Edelman Financial Group Inc.) and its subsidiary (collectively, the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Grant Thornton

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanders Morris Harris Inc. and its subsidiary as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

GRANT THORNTON LLP

McLean, Virginia
February 28, 2014

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(in thousands, except per share data)

Assets

Cash and cash equivalents	$	7,631
Deposits with clearing organizations		300
Receivables, net		7,780
Receivable from parent and affiliates		4,763
Receivable from broker-dealer		25
Securities owned:		
Not readily marketable		10,424
Furniture, equipment, and leasehold improvements, net		1,534
Other assets		672
Total assets	$	33,129

Liabilities and Stockholder's Equity

Liabilities:		
Payable to parent and affiliates	$	609
Accounts payable and accrued liabilities		2,812
Accrued compensation		1,979
Deferred tax liability, net		2,270
Total liabilities		7,670
Commitments and contingencies (Note H)		
Stockholder's equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 60,729 shares issued and outstanding		1
Additional paid-in capital		69,031
Accumulated deficit		(43,573)
Total stockholder's equity		25,459
Total liabilities and stockholder's equity	$	33,129

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2013
(in thousands)

Revenue	
Commissions on brokerage activities and other products	$ 8,236
Principal transactions, net	(33)
Investment banking	1,678
Investment advisory and related services	2,503
Interest	361
Other income	39
	12,784
Expenses	
Employee compensation and benefits	13,429
Communications and data processing	1,472
Occupancy	1,957
Clearing and execution fees	296
Commissions	26
Other	5,781
	22,961
Loss from operations before equity in income of limited partnerships and income taxes	(10,177)
Equity in income of limited partnerships	1,846
Loss from operations before income taxes	(8,331)
Income tax benefit	(5,050)
Net loss	(3,281)
Net income allocated to noncontrolling interest	(180)
Net loss allocated to Sanders Morris Harris Inc.	$ (3,461)

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2013
(in thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated deficit	Noncontrolling interest	Total
	Shares	Amount				
Balance January 1, 2013	60,729	$ 1	$ 61,199	$ (28,512)	$ 120	$ 32,808
Contributions from parent			7,832			7,832
Net loss attributable to Sanders Morris Harris Inc.				(3,461)		(3,461)
Net income attributable to noncontrolling interest					180	180
Distributions				(11,600)	(300)	(11,900)
Balance December 31, 2013	60,729	$ 1	$ 69,031	$ (43,573)	$ -	$ 25,459

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2013
(in thousands)

Cash flows from operating activities:		
Net loss	$	(3,281)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		423
Provision for bad debts		(3)
Share-based compensation expense		10
Deferred income taxes		(919)
Equity in income of limited partnerships		(1,906)
Unrealized losses on financial instruments owned		102
Net change in:		
Receivables		1,027
Receivable from parent and affiliates, net		(1,761)
Other assets		663
Accounts payable and accrued liabilities		(1,549)
Accrued compensation		(715)
Net cash used in operating activities		(7,909)
Cash flows from investing activities:		
Capital expenditures		(103)
Distributions from investments, net		1,972
Purchases of financial instruments		(2)
Net cash provided by investing activities		1,867
Cash flows from financing activities:		
Contributions from The Edelman Financial Group Inc. (parent company)		7,832
Distributions to noncontrolling interest		(201)
Distributions to The Edelman Financial Group Inc. (parent company)		(11,600)
Net cash used in financing activities		(3,969)
Net decrease in cash and cash equivalents		(10,011)
Cash and cash equivalents, beginning of year		17,642
Cash and cash equivalents, end of year	$	7,631

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest	$	-
Cash paid for income taxes	$	47

The accompanying notes are an integral part of this consolidated financial statement.

NOTE A – ORGANIZATION

Sanders Morris Harris Inc. ("the Company") is incorporated in the state of Texas for the purpose of serving as a broker-dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts at December 31, 2013 are carried by third party clearing firms Pershing LLC, an affiliate of The Bank of New York Mellon, and First Clearing Corporation under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts. The Company is a wholly owned subsidiary of The Edelman Financial Group Inc. ("TEFG").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Financial Accounting Standards Board ("FASB") guidance on accounting for variable interest entities ("VIE") requires more qualitative than quantitative analyses to determine the primary beneficiary of a VIE and continuous assessments of whether an enterprise is the primary beneficiary of a VIE. Under this guidance, a VIE must be consolidated if an enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

There were three VIEs identified by management in which the Company does not have the power to direct the activities of these entities; therefore, they are nonconsolidated VIEs as of December 31, 2013. One of the nonconsolidated VIEs had previously been consolidated due to financial support provided by the Company. However, the Company does not have the power to direct the activities of the entity that most significantly impacts the entity's economic performance. The Company has deconsolidated and accounted for this limited partnership investment at fair value since January 1, 2010. This investment is now reported on the Consolidated Statement of Financial Condition within "Securities owned: Not readily marketable" with the change in fair value included in "Equity in income of limited partnerships" on the Consolidated Statement of Operations. The fair value of this investment is $10.4 million at December 31, 2013, which is also the Company's maximum exposure to loss from this nonconsolidated VIE.

Concept Capital Holdings, LLC ("CCH") and Concept Capital Administration, LLC ("CCAdmin") were additional nonconsolidated VIEs through December 31, 2013, which were former divisions of the Company that were previously consolidated, but as a result of spin-off transactions in 2010 and 2011, the new entities formed due to the spin-offs were not consolidated. Management does not have the power to direct the activities of CCH or CCAdmin. The Company does not intend to provide additional financial support in the future to CCH or CCAdmin. On December, 31, 2011, the remaining profits and member interests in CCH and CCAdmin of $1.0 million were sold back to the parent of CCH and CCAdmin for $25,000. The two notes receivable issued by CCH as part of the spin-off transactions were exchanged for one note receivable with minimum principal payments due beginning January 1, 2014. The Company's maximum exposure to loss

for CCH and CCAdmin is the value of the remaining note receivable with a total balance, net of discount, of $5.1 million, including accrued interest as of December 31, 2013.

2. Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

3. Receivables

Notes receivable are initially recorded at their net realizable value. If a note receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding discount. Interest income is recognized using the effective interest method over the life of the related receivable.

The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to be paid as agreed. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance.

4. Securities Owned

Marketable securities are carried at fair value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking marketable securities owned to fair value are included in revenue under the caption "Principal transactions, net". Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Realized gains and losses from sales of securities are computed using the average cost method and are included in revenue in the caption "Principal transactions, net".

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities have been valued at their estimated fair value by the Company in the absence of readily ascertainable market values. Not readily marketable investments consist primarily of investments in limited partnerships and private companies. Investments in limited partnerships are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking investments in limited partnerships are classified within Level 3 of the fair value hierarchy to fair value or estimated fair value and are included in "Equity in income of limited partnerships."

The Company estimates the fair value of its not readily marketable investments using various valuation techniques. The transaction price is typically its best estimate of fair value at inception. Ongoing reviews by the Company are based on an assessment of each underlying investment, incorporating valuations that consider one or more different valuation techniques (e.g., the market approach, the income approach, or the cost approach) for which sufficient and reliable information is available. The use of the market approach generally considers comparable transactions and trading multiples of comparable companies, while the use of the income approach generally consists of the net present value of the estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and/or other risk factors.

The selection of appropriate valuation techniques may be affected by the availability of relevant inputs as well as the relative reliability of the inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate. The results of the application of the various techniques may not be equally representative of fair value, due to factors such as assumptions made in the valuation. In some situations, the Company may determine it is appropriate to evaluate and weigh the results to develop a range of possible values, with the fair value based on the Company's assessment of the most representative point within the range.

The inputs used by the Company in estimating the value of Level 3 investments include estimated capital expenditures, estimated operating costs and risk-adjusted discount factors. Other relevant information considered by the Company may include the following factors: original transaction price; recent public or private transactions in the same or similar assets; restrictions on transfer, including the Company's right, if any, to require registration by the issuer of the offering and sale of securities held by the Company under the securities laws; significant recent events affecting the issuer, including significant changes in financial condition and pending mergers and acquisitions; and all other reasonable and customary factors affecting value. The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the investment's cost basis. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

5. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

6. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed over the shorter of the estimated life of the improvement or on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over the average asset life which ranges from a one to ten year period.

7. Investment Banking

Investment banking revenue includes fees, net of expenses, earned from securities offerings in which the Company acts as an agent or financial advisor in mergers and acquisitions and similar transactions. Sales concessions and underwriting fees are generally recorded on the trade date; however, certain underwriting management fees are recorded on a settlement date basis.

8. Investment Advisory and Related Services

Investment advisory and related services consist primarily of portfolio management fees. Portfolio management fees are received quarterly and are recognized over the service period.

9. Income Taxes

The Company is included in the consolidated federal income tax return with TEFG and computes its provision and deferred tax assets and liabilities on a separate company basis as if it is part of a consolidated income tax provision.

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

The Company utilizes a two-step approach to evaluate uncertain tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not to be sustained upon examination. Measurement, step two, is addressed only if a position is more likely than not to be sustained. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement with tax authorities. If a position does not meet the more likely than not threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the more likely than not standard is met, the issue is resolved with the taxing authority, or the statute of limitations expires. Positions previously recognized are derecognized when the Company subsequently determines the position no longer is more likely than not to be sustained. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

The Company remains subject to examination by U.S. federal and state jurisdictions for years including and subsequent to 2008 for federal and state. Upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties are recognized in other general and administrative expense.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority.

10. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

11. Risks and Uncertainties

The Company owns securities that are recorded at fair values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, as well as company-specific conditions of the privately-held investments, it is at least reasonably possible that changes to the values of the investments could occur in the short term and be material to the Company's consolidated financial statements.

12. New Authoritative Accounting Guidance

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset. When a deferred tax asset is not available, or the asset is not intended to be used for this purpose, an entity should present the unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. The guidance will become effective for the Company in the first quarter of 2015; however, we are already applying the applicable accounting. The adoption of this guidance did not have a material impact on our financial statements.

NOTE C – RECEIVABLES

The receivables, net balance at December 31, 2013 consists of the following (in thousands):

Notes receivable:		
Nonaffiliates	$	6,495
Employees		58
Receivables from non-customers		387
Receivables from customers		885
Allowance for doubtful accounts		(45)
	$	7,780

The Company has a note outstanding with CCH that bears a fixed interest rate at the applicable federal rate for instruments with a term of over ten years provided under Section 1274(d) of the Internal Revenue Code of 1986 on the closing date of December 31, 2011 in the amount of $5.9 million. Principal on the note is due monthly, beginning January 1, 2014, and interest is due monthly beginning February 1, 2012. The note was issued at a discount that will be amortized monthly over the life of the loan. For the year ended December 31, 2013, the amortization of the discount recorded in "Interest and dividends" on the Consolidated Statement of Operations was $89,000. As of December 31, 2013, the unamortized balance of discount on the note was $790,000 and outstanding principal was $5.9 million.

Notes receivable from employees primarily consist of noninterest bearing loans provided to certain employees of the Company to induce the employees to affiliate with the Company.

NOTE D – FAIR VALUE MEASURES

FASB *Accounting Standards Codification - Topic 820, Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below:

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates; and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry standard pricing methodologies and internally developed models utilizing inputs not based on, nor corroborated by readily available market

information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

The Company uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy securities owned as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
Securities owned:				
Limited partnerships	$ -	$ -	$ 10,377	$ 10,377
Equities	-	2	45	47
Total securities owned	$ -	$ 2	$ 10,422	$ 10,424

The following table sets forth a summary of changes in the fair value of the Company's Level 3 securities owned for the year ended December 31, 2013 (in thousands):

	Limited Partnerships	Equities	Total
Balance, beginning of year	$ 10,404	$ 120	$ 10,524
Unrealized/realized gains and losses	1,690	(75)	1,615
Distributions	(1,717)	-	(1,717)
Balance, end of year	$ 10,377	$ 45	$ 10,422

Net unrealized losses for Level 3 securities owned are a component of "Equity in income of limited partnerships" and "Principal transactions, net" in the Consolidated Statement of Operations as follows for the year ended December 31, 2013 (in thousands):

	Principal transactions, net		Equity in income of limited partnerships	
Total losses included in earnings for the year ended December 31, 2013	$	(75)	$	(27)
Change in unrealized losses relating to securities still held at the report date	$	(75)	$	(27)

The following table sets forth the significant unobservable inputs of the Level 3 fair value instruments as of December 31, 2013:

	Fair Value at December 31, 2013 (in thousands)		Valuation Technique	Unobservable Input	Range (Weighted Average)
Limited partnership	$	10,377	Discounted cash flow	Discount for lack of marketability and control premium	25%
				Growth rate	3%
Equity	$	45	Recent transaction	Most recent equity funding	.1782 per unit
				Liquidation preference discount	20%

In addition to valuation techniques performed by management for the limited partnership, the Company also assessed the valuation based on a recent transaction for the partial sale of ownership and a third party valuation of the underlying entity owned by the limited partnership. The significant unobservable inputs used in the fair value of these investments are the reporting entity's per share net asset value and discounted cash flow inputs, such as discounts. Significant increases (decreases) in net asset values would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in discounts would result in a significantly lower (higher) fair value measurement.

NOTE E – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements, net, consisted of the following at December 31, 2013 (in thousands):

	Cost	Depreciable Lives
Furniture and fixtures	$ 1,228	5 - 8 years
Office equipment	4,073	1 - 10 years
Leasehold improvements	2,076	1 - 10 years
	7,377	
Accumulated depreciation and amortization	(5,843)	
Furniture, equipment, and leasehold improvements, net	$ 1,534	

Depreciation and amortization expense totaled $0.4 million for the year ended December 31, 2013.

NOTE F – INCOME TAXES

The income tax expense (benefit) was composed of the following for the year ended December 31, 2013 (in thousands):

Current	
Federal	$ (4,373)
State	242
Deferred	
Federal	(752)
State	(167)
Income tax benefit	$ (5,050)

SANDERS MORRIS HARRIS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

The difference between the effective tax rate reflected in the income tax benefit and the statutory federal rate for the year ended December 31, 2013 is analyzed as follows (in thousands):

Expected federal tax at statutory rate	$ (2,916)
State taxes, net of federal tax benefit	(343)
Return-to-provision	(1,858)
Valuation allowances	41
Uncertain tax benefits	338
Deferred balance transfer	(265)
Other	(47)
Income tax benefit	$ (5,050)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 are presented below (in thousands):

Deferred tax assets:	
Capital loss carryforward	$ 748
Accrued liabilities	59
Allowance for doubtful accounts	16
Partnership investments	819
Accrued bonus	141
State net operating losses	1,450
Acquisition and reorganization costs	20
Deferred rent	499
Note receivable	287
Other	92
Total deferred tax assets	4,131
Valuation allowance	(1,720)
Deferred tax assets after valuation allowance	2,411
Deferred tax liabilities:	
Partnership investments	(4,536)
Installment gain	(13)
Accumulated depreciation	(132)
Total deferred tax liabilities	(4,681)
Net deferred tax liability	$ (2,270)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that certain state net operating losses and capital loss carryforwards will expire unused. As a result, the Company has recorded a valuation allowance against a portion of these deferred tax assets as of December 31, 2013.

The change in the valuation allowance was due to changes in state net operating loss carryforwards and capital loss carryforwards.

The Company has capital loss carryforwards of $2.1 million that will expire in 2015. The Company has state net operating loss carryforwards of $29.2 million that expire from 2014 to 2033.

Changes in unrecognized tax benefits, excluding the related accrual for interest and penalty, from January 1, 2013 to December 31, 2013 are set forth below (in thousands):

Beginning balance	$ 25
Increase for prior year tax positions	529
Ending balance	$ 554

The Company accrued $49 thousand of interest and $198 thousand of penalties during 2013 for uncertain tax positions. The Company reported accrued interest of $220 thousand and penalties of $417 thousand as of December 31, 2013 for uncertain tax positions. The unrecognized tax benefits, if recognized, would not impact the effective tax rate. The Company expects any changes in uncertain tax positions over the next twelve months to be immaterial.

NOTE G – CONCENTRATIONS OF RISK

In the normal course of business, the Company enters into securities sales transactions as principal for certain fixed income securities. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails

to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral, as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

NOTE H – COMMITMENTS AND CONTINGENCIES

The Company leases office space under various noncancelable operating leases that expire through 2018 with initial noncancelable terms in excess of one year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases, including rent escalations, tenant improvement and free rent periods. Rental expense for the year ended December 31, 2013 totaled approximately $1.1 million. Future minimum rentals approximate (in thousands):

2014	$	1,529
2015		917
2016		885
2017		383
2018		32
Thereafter		-
Total minimum rental payments		3,746
Minimum sublease rentals		(2,088)
Net minimum rental payments	$	1,658

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers. Deposits with clearing organizations were $300,000 at December 31, 2013.

The Company has issued letters of credit in the amounts of $245,000, $230,000, and $130,000 to the owners of three of the offices leased by the Company to secure payment of our lease obligation for that facility.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. The Company accounts for litigation losses in accordance with FASB *Accounting Standards Codification Topic 450, Contingencies* ("ASC 450"). Under *ASC 450*, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, the Company is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. A contingent liability of approximately $100,000 has been recorded at December 31, 2013 for these proceedings and exposures.

NOTE I – RELATED PARTY TRANSACTIONS

The Company entered into agreements with TEFG and its affiliates for certain administrative services. The Company processes certain transactions for the clients of registered representatives of Edelman Financial Services, LLC ("EFS"), an affiliated entity of TEFG. As part of this arrangement, the Company has entered into an agreement with EFS in which EFS provides services to the Company for certain administrative functions for processing the transactions. These services include information technology, communications, and operational services.

In addition, the Company and TEFG have entered into an agreement for certain employees of the Company to provide administrative services to TEFG and its subsidiaries. This agreement provided for the Company to perform services related to accounting, legal, compliance, and other administrative responsibilities. The Company and TEFG agreed to reasonable allocation of costs incurred by the Company for services provided by its employees.

As a result of the two agreements discussed above, the Company recognized net operating expenses of $1.3 million included in other expenses on the Statement of Operations for the year ended December 31, 2013.

In conjunction with their employment, certain employees were granted units of a deferred compensation arrangement provided for by Lee Summer, LP's management incentive plan. The employees were granted deferred compensation units in which certain units vest based on a service condition only and the remainder vest based on either a market or a performance condition. For those units vesting on a service condition only, the units will vest ratably on a quarterly basis over a four year period. For those units vesting on market or performance conditions, the units will vest upon satisfaction of one of the conditions. Under the market condition, fair value was determined to be de minimis. The performance condition is not probable as of December 31, 2013. Compensation expense for these units was approximately $10,000 for the year ended December 31, 2013. As of December 31, 2013, approximately $47,000 of unrecognized compensation expense remained to be amortized over the remaining service period for the time-vesting units.

During 2001, the Company formed PTC GP Management, LLC ("GP") as the general partner in PTC Houston Management, LP ("LP"); additionally, the Company is a limited partner in the LP (collectively "PTC"). The LP formed The Proton Therapy Center-Houston, Ltd., L.L.P. to secure financing for the construction and subsequent operation of a proton beam therapy cancer treatment center in Houston, Texas.

The Company's investment in PTC is valued at $10.4 million as of December 31, 2013. The Company recorded an unrealized loss from the decrease in the fair value of its investment in PTC of $27,000 during the twelve months ended December 31, 2013. In addition, PTC distributed $1.7 million in cash to the Company during the twelve months ended December 31, 2013. The unrealized loss and distributions are included in "Equity in income of limited partnerships" in the Consolidated Statement of Operations.

NOTE J – BENEFIT PLANS

The Company's employees participate in the TEFG 401(k) plan. The Company's matching contributions were approximately $152,000 during the twelve months ended December 31, 2013.

NOTE K – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital, as defined, of $2.9 million, which was $2.6 million in excess of the required minimum net capital of $0.3 million. As of December 31, 2013, the Company had aggregate indebtedness of $5.0 million. The Company's aggregate indebtedness to net capital ratio was 1.72 to 1 at December 31, 2013.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America, as it relates to the Company's deferred tax asset, net of valuation allowance, of $2.3 million.

NOTE L – RESERVE REQUIREMENTS

As of December 31, 2013, the Company was not subject to the reserve requirements under Rule 15c-3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC and First Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE M – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2014, the date these financial statements were issued, and is not aware of any events which would require recognition or disclosure in the consolidated financial statements.

SUPPLEMENTARY INFORMATION

Sanders Morris Harris Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013
(in thousands)

Net capital:		
Total consolidated stockholder's equity per the accompanying financial statements	$	25,459
Other allowable credits		5,048
		30,507
Nonallowable assets:		
Nonallowable receivables		7,780
Furniture, equipment, and leasehold improvements, net		1,534
Not readily marketable securities		10,424
Receivable from parent and affiliates		4,763
Other nonallowable assets		3,084
Total nonallowable assets		27,585
Net capital before haircuts on securities positions		2,922
Haircuts on securities positions		1
Net capital	$	2,921
Aggregate indebtedness:		
Payable to parent and affiliates	$	609
Accounts payable and other accrued liabilities		2,444
Accrued compensation		1,979
Total aggregate indebtedness	$	5,032
Ratio of aggregate indebtedness to net capital		1.72
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	335
Excess net capital	$	2,586

See accompanying report of independent registered public accounting firm.

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Audit • Tax • Advisory
Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838
T 703.847.7500
F 703.848.9580
www.GrantThornton.com

Board of Directors
Sanders Morris Harris Inc.

In planning and performing our audit of the consolidated financial statements of Sanders Morris Harris Inc. and its subsidiary (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists in internal control when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

McLean, Virginia
February 28, 2014

Grant Thornton

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038325 FINRA DEC
SANDERS MORRIS HARRIS INC 17*17
ATTN LESLIE JALLANS ACCT DEPT
600 TRAVIS ST STE 5900
HOUSTON TX 77002-2909

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 30,183

B. Less payment made with SIPC-6 filed (**exclude interest**) (15,120)
7/29/2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 15,063

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,063

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,063

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sanders Morris Harris Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28th day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,449,702
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	69,739
Total additions	69,739
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,752,684
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	693,586
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,446,270
2d. SIPC Net Operating Revenues	$ 12,073,171
2e. General Assessment @ .0025	$ 30,183
	(to page 1, line 2.A.)

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838
T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sanders Morris Harris Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Sanders Morris Harris Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related Company's schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

McLean, Virginia
February 28, 2014

Grant Thornton